     FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

January 26, 2005

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on January 26, 2005 via CCN Matthews.

Item Four - Summary of Material Change

On January 26, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) announced the final results received for the 26,000 meter (85,000 feet) Drill Program at Galore Creek.

Highlights from recently discovered West Fork zone include:
o	Drill Hole GC04-476 which intersected three composite intervals totaling 169.2 meters of 1.13% Copper Equivalent(1) or 1.86 g/t Gold Equivalent mineralization.
o	Drill Hole GC04-496 which intersecting 84.7 meters of 1.44% Copper Equivalent or 2.36 g/t Gold Equivalent mineralization.
o	Drill Hole GC04-498 intersected two composite intervals totaling 122.0 meters of 1.34% Copper Equivalent or 2.20 g/t Gold Equivalent mineralization.

Highlights from infill and offset drilling of extensions to the Main Central deposit include:
o
Drill Hole GC04-475  intersected five composite intervals totaling 173.2 meters of 1.47% Copper Equivalent or 2.41 g/t Gold Equivalent mineralization including 22.2 meters of 4.61% Copper Equivalent or 7.58 g/t Gold Equivalent.

o	Drill Hole GC04-488 intersected three composite intervals totaling 168.6 meters of 1.69% Copper Equivalent or 2.78 g/t Gold Equivalent mineralization.
o
Drill Hole GC04-501  intersected five composite intervals totaling 180.5 meters of 1.60% Copper Equivalent or 2.63 g/t Gold Equivalent mineralization including 52.0 meters of 2.28% Copper Equivalent or 3.74 g/t Gold Equivalent mineralization.

Highlights from offset drilling at the Southwest deposit include:
o	Drill Hole GC04-502 intersected four composite intervals totaling 242.7 meters of 1.39% Copper Equivalent or 2.28g/t Gold Equivalent mineralization.

NovaGold Resources Inc. also announced that independent resource estimates by Hatch Ltd. have been initiated for the Junction Zone, West Fork and Southwest/Central Deposit based on updated 3D geologic models. Results are anticipated during the next few months.

NovaGold Resources Inc. also announced that it has appointed an Executive VP for NovaGold Canada/General Manager Galore Creek Project.

Item Five - Full Description of Material Change

On January 26, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) announced the final results received for the 26,000 meter (85,000 feet) Drill Program at Galore Creek.

Highlights from recently discovered West Fork zone include:
o	Drill Hole GC04-476 which intersected three composite intervals totaling 169.2 meters of 1.13% Copper Equivalent(1) or 1.86 g/t Gold Equivalent mineralization.
o	Drill Hole GC04-496 which intersecting 84.7 meters of 1.44% Copper Equivalent or 2.36 g/t Gold Equivalent mineralization.
o	Drill Hole GC04-498 intersected two composite intervals totaling 122.0 meters of 1.34% Copper Equivalent or 2.20 g/t Gold Equivalent mineralization.

Highlights from infill and offset drilling of extensions to the Main Central deposit include:
o
Drill Hole GC04-475  intersected five composite intervals totaling 173.2 meters of 1.47% Copper Equivalent or 2.41 g/t Gold Equivalent mineralization including 22.2 meters of 4.61% Copper Equivalent or 7.58 g/t Gold Equivalent.

o	Drill Hole GC04-488 intersected three composite intervals totaling 168.6 meters of 1.69% Copper Equivalent or 2.78 g/t Gold Equivalent mineralization.
o
Drill Hole GC04-501  intersected five composite intervals totaling 180.5 meters of 1.60% Copper Equivalent or 2.63 g/t Gold Equivalent mineralization including 52.0 meters of 2.28% Copper Equivalent or 3.74 g/t Gold Equivalent mineralization.

Highlights from offset drilling at the Southwest deposit include:
o	Drill Hole GC04-502 intersected four composite intervals totaling 242.7 meters of 1.39% Copper Equivalent or 2.28g/t Gold Equivalent mineralization.

NovaGold Resources Inc. also announced that independent resource estimates by Hatch Ltd. have been initiated for the Junction Zone, West Fork and Southwest/Central Deposit based on updated 3D geologic models. Results are anticipated during the next few months.

NovaGold Resources Inc. also announced that it has appointed an Executive VP for NovaGold Canada/General Manager Galore Creek Project.

Results Confirm Potential for Further Resource Expansion at Galore Creek

The 2004 drill program at the Galore Creek project in Northwestern British Columbia delineated new resources at the Junction, Copper Canyon and West Fork Zones and expanded and upgraded previously identified resources at the Southwest and Central Deposits. A total of 84 drill holes were completed during the season totaling 26,000 meters or 85,000 feet. Overall results from the drill program have been beyond expectations with new gold, silver and copper resource estimates for the project anticipated to be completed over the next several months for use in a Pre-Feasibility level study by mid-2005.

Results have demonstrated that all mineralized zones at the Galore Creek project remain open to expansion. In the main Central Deposit, a series of offset drill holes have shown that known areas of higher-grade mineralization remain open down dip. At the northernmost edge of the Central deposit, drill hole GC04-475 returned 173.2 meters of 1.47% Copper Equivalent or 2.41 g/t Gold Equivalent mineralization grading 0.61% Copper, 1.34 g/t Gold and 4.81 g/t Silver including 22.6 meters of 4.61% Copper Equivalent or 7.58 g/t Gold Equivalent mineralization grading 1.72% Copper, 4.55 g/t Gold, and 13.62 g/t Silver.

New copper, gold and silver mineralization at the Central deposit has also been discovered at depth in the Bountiful zone, a large resource open to significant expansion below the Central deposit. A deep sensing Induced Polarization (IP) survey was completed across portions of the property and indicates significant potential for the Bountiful zone. A largely untested IP anomaly extends from the Bountiful zone to the east of the Central deposit and is nearly 4 kilometers in length, varying from 500 meters to as much as 1 kilometer in width.

Additional drill holes targeted below the Central deposit to the north also returned significant intervals including drill hole GC04-488 which cut 168.6 meters of 1.69% Copper Equivalent or 2.78 g/t Gold Equivalent mineralization grading 1.45% Copper, 0.20 g/t Gold, and 13.47 g/t Silver. Follow-up work on the Central and Bountiful zones is planned for 2005.

Further north along strike of the main Central deposit, a first phase exploration program was also completed on the adjoining Grace property under option from Pioneer Metals Corporation. Six diamond drill holes totaling 1,430 meters (4,700 feet) were targeted on ground geophysical (IP) targets. The results of the drilling program intercepted anomalous intervals of gold and copper mineralization. Additional targets remain to be tested and further work is planned on the Grace Property in 2005. Follow-up targeting will utilize results from a high-resolution helicopter-borne magnetic and radiometric survey completed during 2004.

To the south, drilling in the gap between the Central and Southwest deposits has encountered mineralization that suggests the two pits outlined in the 2004 Preliminary Economic Assessment study will likely join to form a single larger pit in the upcoming Pre-feasibility study. A down-dip offset below the Southwest pit as defined in the 2004 study has returned an impressive 242.7 meters of 1.39% Copper Equivalent or 2.28 g/t Gold Equivalent mineralization grading 0.79% Copper, 0.91 g/t Gold, and 4.90 g/t Silver. In addition the Southwest zone remains open to the southeast toward the recently discovered West Fork zone. Tables entitled “Central Deposit Significant Drill Intercepts” and “Additional Significant Drill Intercepts” were included in the release.

West Fork and Junction Zone Resource Estimates in Progress

At the newly discovered West Fork zone, drilling has encountered high-grade copper, silver and gold mineralization developed in a strongly magnetic breccia body. The highest grade areas begin near surface and could add significant early high grade production. A follow-up detailed ground magnetic survey combined with a larger scale airborne magnetic survey has identified several similar untested magnetic features.

Drilling at West Fork has also encountered a significant new flat-lying body of moderate to high grade mineralization varying from about 30 meters to as much as 170 meters in thickness. The thickest intercepts from this zone remain open to the west and north suggesting a possible connection with the Southwest deposit approximately 700 meters to the northwest. An independent resource estimate for the deposit is currently being completed by Hatch and will be available in the 1st quarter of 2005.

At the Junction zone, located 1 kilometer west of the Central deposit, a total of 50 recent and historic drill holes have defined a significant zone of gold, silver and copper mineralization starting at surface. An independent resource estimate for the Junction deposit is currently in progress and will be available early in the 1st quarter of 2005.

The 2004 Galore drill program and sampling protocol has been under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

Executive VP NovaGold Canada/General Manager Galore Creek Project Appointed

The Company is pleased to announce that Mr. Carl Gagnier has joined the NovaGold management team as Executive Vice President, NovaGold Canada and General Manager of the Galore Creek Project. Mr. Gagnier’s primary responsibility will be for the engineering, environmental and government relations functions pertaining to developing the Galore Creek project in northwestern British Columbia. Mr. Gagnier formerly held key executive mining positions within the Placer Dome Group including most recently as General Manager of the world class Zaldivar Mine in Chile. His expertise in operations management, government relations and project development will be a major asset to the Company as it continues to develop the Galore Creek project.

2005 Galore Creek Exploration and Development Program

Planning is currently underway for an expanded exploration and development program at Galore Creek in 2005. The exploration program is targeted to begin late-May continuing through fall with an increase to 8 core drills on site and a minimum of 50,000 meters (165,000 feet) of drilling in preparation for a Feasibility Study in 2006.

As part of the current work on the project, Hatch Ltd. has been retained to complete a Pre-Feasibility level study on Galore Creek that integrates the new resources from West Fork, Junction and Copper Canyon, along with an updated main Central/Southwest deposits. The study will look at increased yearly production levels for the project and will refine estimates for capital and operating costs, as well as look in more detail at site layout, metallurgy, resource optimization scheduling, and development timelines. The results of this work will be available in the second half of 2005 and will guide the Feasibility level engineering programs for the project.

Work will concurrently proceed with further environmental studies for the Galore Creek Environmental Assessment Report which is being completed by RTEC the joint company comprised of Rescan Environmental Services and the Tahltan Nation Development Corporation.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of Highway 37 and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold has an option to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation under which NovaGold may acquire a 60% interest in the Grace claims. Including its surrounding claims, NovaGold controls 42,385 hectares or 104,735 acres in the Galore Creek district.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 28th day of January, 2005 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

Final Drill Results Received from 2004 Galore Creek Drill Program

26 January 2005 – Vancouver  NovaGold Resources Inc. (AMEX, TSX: NG)
Highlights

•	Final Results Received for 26,000 meter (85,000 feet) Drill Program at Galore Creek.
•	Highlights from recently discovered West Fork zone include:
	o	Drill Hole GC04-476 which intersected three composite intervals totaling 169.2 meters of 1.13% Copper Equivalent(1) or 1.86 g/t Gold Equivalent mineralization.
	o	Drill Hole GC04-496 which intersecting 84.7 meters of 1.44% Copper Equivalent or 2.36 g/t Gold Equivalent mineralization.
	o	Drill Hole GC04-498 intersected two composite intervals totaling 122.0 meters of 1.34% Copper Equivalent or 2.20 g/t Gold Equivalent mineralization.
•	Highlights from infill and offset drilling of extensions to the Main Central deposit include:
o
Drill Hole GC04-475 intersected five composite intervals totaling 173.2 meters of 1.47% Copper Equivalent or 2.41 g/t Gold Equivalent mineralization including 22.2 meters of 4.61% Copper Equivalent or 7.58 g/t Gold Equivalent.

	o	Drill Hole GC04-488 intersected three composite intervals totaling 168.6 meters of 1.69% Copper Equivalent or 2.78 g/t Gold Equivalent mineralization.
o
Drill Hole GC04-501 intersected five composite intervals totaling 180.5 meters of 1.60% Copper Equivalent or 2.63 g/t Gold Equivalent mineralization including 52.0 meters of 2.28% Copper Equivalent or 3.74 g/t Gold Equivalent mineralization.

•	Highlights from offset drilling at the Southwest deposit include:
	o	Drill Hole GC04-502 intersected four composite intervals totaling 242.7 meters of 1.39% Copper Equivalent or 2.28 g/t Gold Equivalent mineralization.
•
Independent resource estimates by Hatch Ltd. have been initiated for the Junction Zone, West Fork and Southwest/Central Deposit based on updated 3D geologic models. Results are anticipated during the next few months.

•	Executive VP NovaGold Canada /General Manager Galore Creek Project Appointed

Results Confirm Potential for Further Resource Expansion at Galore Creek

The 2004 drill program at the Galore Creek project in Northwestern British Columbia delineated new resources at the Junction, Copper Canyon and West Fork Zones and expanded and upgraded previously identified resources at the Southwest and Central Deposits. A total of 84 drill holes were completed during the season totaling 26,000 meters or 85,000 feet. Overall results from the drill program have been beyond expectations with new gold, silver and copper resource estimates for the project anticipated to be completed over the next several months for use in a Pre-Feasibility level study by mid-2005.

Results have demonstrated that all mineralized zones at the Galore Creek project remain open to expansion. In the main Central Deposit, a series of offset drill holes have shown that known areas of higher-grade mineralization remain open down dip. At the northernmost edge of the Central deposit, drill hole GC04-475 returned 173.2 meters of 1.47% Copper Equivalent or 2.41 g/t Gold Equivalent mineralization grading 0.61% Copper, 1.34 g/t Gold and 4.81 g/t Silver including 22.6 meters of 4.61% Copper Equivalent or 7.58 g/t Gold Equivalent mineralization grading 1.72% Copper, 4.55 g/t Gold, and 13.62 g/t Silver.

New copper, gold and silver mineralization at the Central deposit has also been discovered at depth in the Bountiful zone, a large resource open to significant expansion below the Central deposit. A deep sensing Induced Polarization (IP) survey was completed across portions of the property and indicates significant potential for the Bountiful zone. A largely untested IP anomaly extends from the Bountiful zone to the east of the Central deposit and is nearly 4 kilometers in length, varying from 500 meters to as much as 1 kilometer in width.

Additional drill holes targeted below the Central deposit to the north also returned significant intervals including drill hole GC04-488 which cut 168.6 meters of 1.69% Copper Equivalent or 2.78 g/t Gold Equivalent mineralization grading 1.45% Copper, 0.20 g/t Gold, and 13.47 g/t Silver. Follow-up work on the Central and Bountiful zones is planned for 2005.

Further north along strike of the main Central deposit, a first phase exploration program was also completed on the adjoining Grace property under option from Pioneer Metals Corporation. Six diamond drill holes totaling 1,430 meters (4,700 feet) were targeted on ground geophysical (IP) targets. The results of the drilling program intercepted anomalous intervals of gold and copper mineralization. Additional targets remain to be tested and further work is planned on the Grace Property in 2005. Follow-up targeting will utilize results from a high-resolution helicopter-borne magnetic and radiometric survey completed during 2004.

To the south, drilling in the gap between the Central and Southwest deposits has encountered mineralization that suggests the two pits outlined in the 2004 Preliminary Economic Assessment study will likely join to form a single larger pit in the upcoming Pre-feasibility study. A down-dip offset below the Southwest pit as defined in the 2004 study has returned an impressive 242.7 meters of 1.39% Copper Equivalent or 2.28 g/t Gold Equivalent mineralization grading 0.79% Copper, 0.91 g/t Gold, and 4.90 g/t Silver. In addition the Southwest zone remains open to the southeast toward the recently discovered West Fork zone.

See Tables 1 and 2 below for new significant drill results from the main target areas:

Table 1. 2004 Galore Creek Project – Central Deposit Significant Drill Intercepts
Drill Hole Number	From M	To M	Width M	Width Feet	Gold g/t	Silver g/t	Copper %	Gold Equiv g/t	Copper Equiv %
Central
GC04-0475	200.0	222.6	22.6	74.2	4.55	13.62	1.72	7.58	4.61
	380.7	445.0	64.4	211.1	1.57	4.61	0.69	2.76	1.68
	488.0	512.0	24.0	78.7	0.55	2.10	0.26	1.02	0.62
	520.0	556.2	36.2	118.7	0.24	2.47	0.23	0.64	0.39
	591.0	617.0	26.0	85.3	0.24	3.37	0.33	0.82	0.50
Total			173.2	568.1	1.34	4.81	0.61	2.41	1.47
GC04-0478	241.5	313.0	71.6	234.7	0.08	3.94	0.58	1.10	0.67
GC04-0484	22.2	82.4	60.2	197.5	0.23	57.25	1.55	3.62	2.20
GC04-0488	27.4	122.0	94.6	310.3	0.16	13.67	1.47	2.78	1.69
	158.0	181.5	23.5	77.1	0.34	18.44	2.00	3.90	2.37
	190.1	240.6	50.5	165.8	0.22	10.78	1.15	2.27	1.38
Total			168.6	553.1	0.20	13.47	1.45	2.78	1.69
GC04-0492	303.6	323.6	20.0	65.6	0.13	8.59	0.90	1.73	1.05
	334.7	444.0	109.4	358.8	0.17	8.05	0.78	1.57	0.95
	456.0	509.6	53.6	175.8	0.14	10.34	0.80	1.61	0.98
Total			182.9	600.1	0.16	8.78	0.80	1.60	0.97
GC04-0497	219.0	304.8	85.8	281.5	0.14	8.84	0.94	1.81	1.10
GC04-0501	271.0	321.0	50.0	164.0	1.02	3.14	0.50	1.89	1.15
	386.0	414.0	28.0	91.9	1.81	7.02	0.72	3.09	1.88
	430.0	451.0	21.0	68.9	1.51	7.97	0.89	3.09	1.88
	466.3	518.3	52.0	170.7	2.12	7.45	0.92	3.74	2.28
	532.5	561.9	29.4	96.6	0.22	3.71	0.53	1.15	0.70
Total			180.5	592.1	1.39	5.64	0.71	2.63	1.60
GC04-0503	8.3	76.8	68.5	224.7	0.76	12.38	1.75	3.83	2.33
Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

Table 2. 2004 Galore Creek Project – Additional Significant Drill Intercepts
Drill Hole Number	From M	To M	Width M	Width Feet	Gold g/t	Silver g/t	Copper %	Gold Equiv g/t	Copper Equiv %
SouthWest
GC04-0502	188.5	302.7	114.2	374.6	0.77	5.23	1.09	2.64	1.61
	314.5	386.0	71.5	234.5	0.64	4.66	0.53	1.58	0.96
	419.0	440.0	21.1	69.1	0.55	2.75	0.34	1.14	0.69
	460.0	496.0	36.0	118.1	2.08	5.58	0.62	3.19	1.94
Total			242.7	796.3	0.91	4.90	0.79	2.28	1.39
GC04-0506	27.4	54.9	27.4	90.0	0.56	1.71	0.53	1.45	0.88
	94.0	146.3	52.3	171.5	0.38	1.29	0.45	1.14	0.69
	185.9	213.4	27.4	90.0	0.35	0.91	0.26	0.79	0.48
Total			107.1	351.5	0.42	1.30	0.42	1.13	0.69
West Fork
GC04-0476	146.0	186.0	40.0	131.4	0.58	7.27	0.45	1.42	0.87
	206.8	284.0	77.2	253.2	0.43	6.78	0.92	2.03	1.24
	290.0	342.0	52.0	170.5	0.34	4.68	0.93	1.93	1.17
Total			169.2	555.0	0.44	6.25	0.81	1.86	1.13
GC04-0483	57.3	84.0	26.7	87.6	1.22	4.23	1.19	3.24	1.97
	150.0	192.0	42.0	137.8	0.14	2.21	0.48	0.96	0.58
Total			68.7	225.4	0.56	3.00	0.76	1.85	1.12
GC04-0486	20.4	59.0	38.6	126.6	0.82	3.17	0.70	2.01	1.22
GC04-0489	38.7	128.8	90.1	295.5	0.61	4.57	0.64	1.72	1.05
GC04-0491	135.0	155.0	20.0	65.6	0.18	1.24	0.21	0.54	0.33
	288.0	310.0	22.0	72.2	0.22	3.67	0.74	1.50	0.91
Total			42.0	137.8	0.20	2.52	0.49	1.04	0.63
GC04-0496	190.6	275.3	84.7	277.9	0.47	7.66	1.08	2.36	1.44
GC04-0498	63.0	148.0	85.0	278.9	0.74	5.33	0.83	2.19	1.33
	197.0	234.0	37.0	121.4	0.74	4.34	0.86	2.22	1.35
Total			122.0	400.3	0.74	5.03	0.84	2.20	1.34
GC04-0500	234.0	258.9	24.9	81.7	0.24	2.04	0.31	0.79	0.48
	273.4	379.5	106.1	348.1	0.25	2.99	0.48	1.09	0.66
Total			131.0	429.8	0.25	2.81	0.45	1.03	0.63
GC04-0504	202.0	309.6	107.6	353.0	0.30	5.68	0.65	1.45	0.88
GC04-0505	205.0	267.0	62.0	203.4	0.34	3.97	0.47	1.17	0.71
	293.4	361.8	68.4	224.4	0.51	4.78	0.63	1.61	0.98
Total			130.4	427.8	0.43	4.39	0.55	1.40	0.85
GC04-0508	131.5	161.0	29.5	96.8	0.27	4.96	0.51	1.17	0.71
GC04-0510	14.3	42.0	27.7	90.8	0.90	2.92	0.66	2.02	1.23
	120.0	162.0	42.0	137.8	0.33	2.17	0.52	1.23	0.75
Total			69.7	228.6	0.56	2.47	0.58	1.54	0.94
Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

West Fork and Junction Zone Resource Estimates in Progress

At the newly discovered West Fork zone, drilling has encountered high-grade copper, silver and gold mineralization developed in a strongly magnetic breccia body. The highest grade areas begin near surface and could add significant early high grade production. A follow-up detailed ground magnetic survey combined with a larger scale airborne magnetic survey has identified several similar untested magnetic features.

Drilling at West Fork has also encountered a significant new flat-lying body of moderate to high grade mineralization varying from about 30 meters to as much as 170 meters in thickness. The thickest intercepts from this zone remain open to the west and north suggesting a possible connection with the Southwest deposit approximately 700 meters to the northwest. An independent resource estimate for the deposit is currently being completed by Hatch and will be available in the 1st quarter of 2005.

At the Junction zone, located 1 kilometer west of the Central deposit, a total of 50 recent and historic drill holes have defined a significant zone of gold, silver and copper mineralization starting at surface. An independent resource estimate for the Junction deposit is currently in progress and will be available early in the 1st quarter of 2005.

The 2004 Galore drill program and sampling protocol has been under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

Executive VP NovaGold Canada/General Manager Galore Creek Project Appointed

The Company is pleased to announce that Mr. Carl Gagnier has joined the NovaGold management team as Executive Vice President, NovaGold Canada and General Manager of the Galore Creek Project. Mr. Gagnier’s primary responsibility will be for the engineering, environmental and government relations functions pertaining to developing the Galore Creek project in northwestern British Columbia. Mr. Gagnier formerly held key executive mining positions within the Placer Dome Group including most recently as General Manager of the world class Zaldivar Mine in Chile. His expertise in operations management, government relations and project development will be a major asset to the Company as it continues to develop the Galore Creek project.

2005 Galore Creek Exploration and Development Program

Planning is currently underway for an expanded exploration and development program at Galore Creek in 2005. The exploration program is targeted to begin late-May continuing through fall with an increase to 8 core drills on site and a minimum of 50,000 meters (165,000 feet) of drilling in preparation for a Feasibility Study in 2006.

As part of the current work on the project, Hatch Ltd. has been retained to complete a Pre-Feasibility level study on Galore Creek that integrates the new resources from West Fork, Junction and Copper Canyon, along with an updated main Central/Southwest deposits. The study will look at increased yearly production levels for the project and will refine estimates for capital and operating costs, as well as look in more detail at site layout, metallurgy, resource optimization scheduling, and development timelines. The results of this work will be available in the second half of 2005 and will guide the Feasibility level engineering programs for the project.

Work will concurrently proceed with further environmental studies for the Galore Creek Environmental Assessment Report which is being completed by RTEC the joint company comprised of Rescan Environmental Services and the Tahltan Nation Development Corporation.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of Highway 37 and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold has an option to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation under which NovaGold may acquire a 60% interest in the Grace claims. Including its surrounding claims, NovaGold controls 42,385 hectares or 104,735 acres in the Galore Creek district.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company’s Nome, Alaska Operations. NovaGold has 65.8 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.